Exhibit 99.1

Lumenis Completes $15 Million Equity Financing
From New and Existing Investors

June 30th, 2009 – Yokneam, Israel

Lumenis Ltd. (“Lumenis” or the “Company”), a global developer, manufacturer and seller of laser, light-based and radio-frequency devices for surgical, aesthetic and ophthalmic applications, announced today that it has completed an equity financing in which a new investor, Agate Medical Investments LP, together with two existing significant shareholders LM Partners L.P. and Ofer Hi-Tech Group, have invested $15 million in the Company. In addition, the Company completed a restructuring of its bank debt allowing for a convenient loan repayment plan spread over 8 years until 2017.

“We are delighted that we were able to raise new capital despite the current, challenging global economic environment,” said Lumenis’ Chief Executive Officer, Dov Ofer. “This will enable freeing of Lumenis’ cash resources for expanding its business, and improving the Company’s overall balance sheet.”

“The participation of Agate Medical Investments LP for an amount of $5 million, signals an external vote of confidence in Lumenis, and brings to the company extensive knowledge and experience in the Medtech industry. Lumenis is now positioned for growth, and these additional cash resources will facilitate our investment in the future of our business, including potential strategic investments, acquisitions and other initiatives enabling us to maintain and enhance our leading industry position in all the markets in which we serve,” added Mr. Ofer.

About Lumenis
Lumenis Ltd., a global developer, manufacturer and seller of laser, light-based and radio frequency devices for surgical aesthetic and ophthalmic applications, is Israel’s largest medical device company with more than 700 employees worldwide. The Company invests heavily in R&D and is an industry leader in the markets in which it serves. Lumenis has over 250 patents worldwide, over 75 FDA clearances, worldwide presence in over 100 countries, and an installed base of over 70,000 systems. For more information about Lumenis and its products, log onto www.lumenis.com.

Lumenis Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis® is a registered trademark of Lumenis Ltd.

Certain statements and information in this press release may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements in this press release are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements may be found in our most recent Annual Report on Form 20-F, including the section therein entitled “Risk Factors”, as well in our reports on Form 6-K, filed with the Securities and Exchange Commission.